Transamerica Advisors Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

December 15, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Advisors Life Insurance Company

Form RW, Application for Withdrawal of Registration Statement on Form S-3

File No. 333-193402; Accession No. 0001193125-14-434808

Ladies and Gentleman:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Transamerica Advisors Life Insurance Company (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-193402) filed with the Commission on January 17, 2014 (together with all exhibits thereto, the “Registration Statement”), with such withdrawal to be effective as of the date hereof.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests the withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time. The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold under the Registration Statement.

The Registrant also notifies the Commission that the Registrant intends to offset the filing fees associated with the Registration Statement against the filing fees due for a subsequent registration statement or registration statements in accordance with Rule 457(p) under the Securities Act.

If the Commission has any questions or requires any additional information with respect to this application for withdrawal, please contact the undersigned at (213) 742-5216.

Sincerely, Transamerica Advisors Life Insurance Company

By:
Name:	Alison Ryan
Title:	Vice President, Assistant Secretary and Associate General Counsel